1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

April 16, 2018

VIA EDGAR

Mr. James E. O’Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)
(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 298

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 298 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of the iShares Gold Strategy ETF (the “Fund”) (named as iShares Gold Exposure ETF in PEA No. 298), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on December 15, 2017 and on January 26, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus (the “Prospectus”) unless otherwise defined in this letter.

Comment 1:    Please provide disclosure indicating that the Fund is subject to Rule 35d-1 and describing how the Fund will satisfy the various provisions of the “names rule.” With respect to the rule’s 80% test, the Fund’s derivatives investments should be valued on a mark-to-market basis.

Response:    As discussed with the Staff, the name of the Fund has been changed from “iShares Gold Exposure ETF” to “iShares Gold Strategy ETF.” Consequently, the Trust respectfully declines to include the requested disclosure. The Trust believes that the Fund, under its new name, would not be subject to Rule 35d-1 because the name of the Fund would invoke the investment objective or strategy of the Fund, rather than a specific type of investment. The Trust respectfully notes that the adopting release for Rule 35d-1,1 for example, states that “the rule does not apply

[1]	Investment Company Names, Investment Company Act Release No. 24,828 (Jan 17, 2001).

Securities and Exchange Commission

April 16, 2018

to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.” Similarly, Question 9 of the Frequently Asked Questions about Rule 35d-1 (Investment Company Names) states that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”2 The Trust also respectfully notes that the Staff previously provided the comment to iShares Commodities Select Strategy ETF that the Staff does not require an 80% test for funds with commodity strategy in their names. Consistent with the aforementioned guidance, the Trust believes that “Gold” together with “Strategy” in the Fund’s name would sufficiently invoke to investors an investment strategy rather than a type of investment, exempting the Fund from Rule 35d-1.

Comment 2:    Please provide specificity as to the kinds of ETPs exchange-traded products (“ETPs”) that the Fund intends to invest in, e.g., exchange-traded commodities, ETFs, exchange-traded notes. The various kinds of investments included in the term ETP have different structures and risks and these should be disclosed for the ones that the Fund intends to use.

Response:    With respect to ETP investments, the Fund currently intends to primarily invest in iShares Gold Trust, a trust registered under the Securities Act of 1933. As requested, the appropriate disclosures regarding the risks of investing in such a trust have been made. The Fund, however, may invest in other kinds of ETPs in the future and will make appropriate additional disclosures at such time, as required.

Comment 3:    If the Fund will be investing in ETFs, is an acquired fund fees and expenses (“AFFE”) expense item required in the fee table?

Response:    The Fund may invest in ETPs. An AFFE expense item has been added to the fee table.

Comment 4:    Because derivatives will be used as part of the Fund’s principal investment strategy, it is not sufficient to simply disclose that the strategy includes various derivatives, “such as forward contracts, futures, options and swaps.” Please specifically identify all of the derivatives that the Fund will invest in as a principal investment strategy and the specific risks of investing in those derivatives as discussed in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response:    The Trust respectfully notes that the quoted language, “such as forward contracts, futures, options and swaps,” refers to the description in the Prospectus of the exchange-traded derivatives in which the ETPs held by the Fund, not the Fund itself, may invest. The Trust confirms that the primary derivatives that the Fund currently anticipates that it may use as part of the Fund’s principal investment strategy are exchange-traded gold futures, but the Fund may also invest in exchange-traded or over-the-counter derivatives (i.e., forward contracts, futures, options and swaps) that correlate to the investment returns of physical gold. The Trust has clarified the disclosure accordingly under the Fund’s Principal Investment Strategies.

[2]	Staff of the Division of Investment Management, Frequently Asked Questions about Rule 35d-1 (Investment Company Names), https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (last modified Dec. 4, 2001).

Securities and Exchange Commission

April 16, 2018

The Trust notes that “Commodity-Linked Derivatives Risk,” “Credit Risk,” “Counterparty Risk,” “Derivatives Risk,” “Futures Contract Risk” and “Risk of Swap Agreements” are included as principal risks in the Fund’s Prospectus to address the risks involved in investing in such instruments. The Fund, however, may invest in other kinds of derivatives in the future and will make appropriate additional disclosures at such time, as required. The Trust also believes that the derivatives disclosure in the Prospectus is consistent with the guidance provided in the Barry Miller Letter.

Comment 5:    A representation should be provided to the Staff that each investment adviser to the controlled foreign corporation (“CFC”) and its subsidiaries complies with the provisions of the Investment Company Act of 1940 (“1940 Act”) relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. In addition, each investment advisory agreement executed by the CFC and its subsidiaries is a material contract that should be included as an exhibit to the registration statement.

Response:    BFA and the Subsidiary are parties to an investment advisory agreement (the “Investment Advisory Agreement”), under which no separate compensation is paid from the Subsidiary to BFA. Since the Subsidiary is not required to be registered as an investment company under the 1940 Act, it is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act. The Fund takes the position that the Investment Advisory Agreement does not need to be treated with the same formality as an advisory agreement that is subject to Section 15 of the 1940 Act. The Fund discloses the fact that BFA acts as investment adviser to the Subsidiary in the “Management – Investment Adviser” section of the Prospectus.

Comment 6:    A representation should be provided to the Staff that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC and its subsidiaries.

Response:    The Trust respectfully notes that the “Investment Strategies and Risks” section of the Statement of Additional Information the (“SAI”) discloses that “[g]enerally, the Fund and the Subsidiary test for compliance with investment policies and restrictions, including asset segregation requirements, on a consolidated basis for 1940 Act purposes, calculated in accordance with SEC Staff guidance, where applicable.”

Comment 7:    A representation should be provided to the Staff that each CFC complies with provisions relating to affiliated transactions and custody (Section 17 of the 1940 Act) and identification of each custodian of the CFC and each of its subsidiaries.

Response:    The Trust respectfully notes that the “Investment Strategies and Risks” section of the SAI discloses that “[t]he Subsidiary is also expected to comply with the other applicable 1940 Act requirements, including those related to custody and affiliated transactions.”

Securities and Exchange Commission

April 16, 2018

Comment 8:     Please address the subsidiary representations enumerated below.

Response:    The Trust’s response follows each requested representation.

Representation A. The financial statements of the CFC and its subsidiaries will be consolidated with those of the Fund.

Response:    The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. In the “Subsidiary Risk” disclosure in the Principal Risks section of the Prospectus, the Fund discloses that “[t]he Subsidiary’s financial statements will be consolidated with the Fund’s financial statements that are included in the Fund’s annual and semi-annual reports to shareholders.”

Representation B. The character of the fees of the consolidated CFC and its subsidiaries will be retained when populating the Fund’s Prospectus fee table. The management fee (including any fees based on the fund’s performance) will be included in “Management Fees,” and the remaining operating expenses of the CFC and its subsidiaries will be included in “Other Expenses.”

Response:    As noted in the Fund’s Prospectus, BFA will not receive any compensation from the Subsidiary for providing it with investment advisory services. The Subsidiary’s expenses will be reflected in the fee table of the Prospectus in accordance with the Fund’s unitary management fee structure.

Representation C. The CFC and its subsidiaries and their boards of directors will agree to designate agents for service of process in the United States; and the CFC and its subsidiaries and their boards of directors will agree to inspection by the Staff of the books and records of the CFC and its subsidiaries, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:    The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States and will agree to inspection of the Subsidiary’s books and records by the Staff, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Comment 9:    Please confirm whether the Fund’s investments in Gold Investments will be made only through the Subsidiary.

Response:    The Trust confirms that the Fund’s investments in Gold Investments will only be made through the Subsidiary.

Comment 10:    The following statement is potentially confusing to investors: “For purposes of the 1940 Act, the Fund is not concentrated in any particular industry; however, the Fund does have substantial exposure to commodities, particularly gold.” First, it is not certain that the Fund is not concentrated as the term is used in Section 8(b)(1). In Concept Release No. IC-29776 (Aug. 31, 2011) (the “Concept Release”) the Staff indicated that investments in derivatives may promote concentration in the industries of the counterparties, as well as the industries of the issuers of the

Securities and Exchange Commission

April 16, 2018

reference assets. The risk disclosure indicates that the Fund may be concentrated consistent with the concept of counterparty concentration and thus is inconsistent with the statement. Second, it is confusing to state, in effect, that the Fund is not concentrated under a legal definition, but that as a matter of “exposure,” it is.

Response:    Under Section 8(b)(1)(E) of the 1940 Act, funds are required to disclose in their registration statements their policy concerning “concentrating investments in a particular industry or group of industries.” The 1940 Act does not define “industry or groups of industries.” The Commission has stated generally that, in determining industry classifications, a fund may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

The Trust respectfully notes that the SAI states in the “Notations Regarding the Fund’s Fundamental Investment Restrictions” that the Fund’s concentration policy “will be interpreted to not classify commodity as an industry.” Accordingly, the Trust does not include the Fund’s investments in gold investments in its calculation of concentration for purposes of the 1940 Act.

The Concept Release cited by the Staff does not require an industry concentration policy to deem investments in derivatives to be treated as investments in the counterparties industries, nor does it require a specific treatment of reference assets. The Trust respectfully notes that the Concept Release states that the Commission’s standard that generally a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its net assets in a particular industry or group of industries “does not, by its terms, address derivative transactions by which a fund obtains exposure to a particular industry or group of industries, whether through exposure to the counterparty to the transaction or through its contractual exposure.” In including the disclosure about the Fund’s exposure to gold investments, the Trust was seeking to put investors on notice that while the Fund is not “concentrated” pursuant to regulatory standards, its exposure to gold investments is a risk of the Fund. For greater clarity to investors, the referenced statement has been revised and moved to the “Risk of Investing in Gold” in the Prospectus.

Comment 11:    Please clarify the maturity and quality parameters of the Fund’s “Fixed-Income Investments.”

Response:    The Trust currently expects the Fund’s “Fixed-Income Investments” to consist primarily of cash and cash equivalents and government obligations (e.g., government and agency securities, treasury inflation-protected securities, and sovereign debt obligations of non-U.S. countries). The Trust confirms that the government obligations are short-term and has revised the Prospectus to disclose the short-term nature of the government obligations.

Comment 12:    Without disclosing the specific ETPs that the Fund will be invested in, the risks of such investments cannot be adequately disclosed. For example, ETNs create counter-party risk and ETFs create duplicate expenses.

Securities and Exchange Commission

April 16, 2018

Response:    Please see Response to Comment No. 2.

Comment 13:    Please clarify the term “U.S. issuers” as used in the “Risk of Investing in the United States.” Does the term refer to the issuers of the derivatives in which the Fund will invest?

Response:    The Trust notes that the term “U.S. issuer” refers to securities of issuers located or listed in the U.S. and/or have significant exposure to the U.S. (e.g., derive a significant amount of revenue from the U.S.) and does not refer to issuers of derivatives.

Comment 14:    If the Fund will be investing directly in ETNs, swaps, and other derivatives, will their income be treated as qualifying for purposes of the Fund’s RIC election? If so, on what basis?

Response:    As noted above, the Trust confirms that the Fund expects to invest in Gold Investments only through the Subsidiary.

Comment 15:    How much notice, if any, will shareholders be given of a change in the investment objective?

Response:    The Trust believes that disclosure to the effect that notice will be provided to shareholders in the event of a change to the Fund’s investment objective is not necessary. The Fund has adopted its investment objective, which is to seek to provide exposure, on a total return basis, to the price performance of gold, as a non-fundamental investment policy. Therefore, the Fund may change its investment objective without shareholder approval. The Fund, however, will provide shareholders with adequate prior notice of a change in the investment objective as may be required under the Investment Company Act of 1940 and the rules thereunder.

****

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc: Christy Chen
Jaeyoung Choi
Michael Gung
Nicole Hwang
George Rafal